UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Alico, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

016230104

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016230104	13D	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0— 8 SHARED VOTING POWER 409,614 9 SOLE DISPOSITIVE POWER —0— 10 SHARED DISPOSITIVE POWER 409,614

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

CUSIP No. 016230104	13D	Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0— 8 SHARED VOTING POWER 409,614 9 SOLE DISPOSITIVE POWER —0— 10 SHARED DISPOSITIVE POWER 409,614

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 016230104	13D	Page 4 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0— 8 SHARED VOTING POWER 409,614 9 SOLE DISPOSITIVE POWER —0— 10 SHARED DISPOSITIVE POWER 409,614

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 016230104	13D	Page 5 of 9 pages

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D as filed on February 23, 2005, as amended by Amendment No. 1 thereto filed on March 1, 2005 (the “Schedule 13D”), with respect to the shares of common stock, par value $1.00 per share (the “Shares”), of Alico, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 016230104	13D	Page 6 of 9 pages

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, and Silvercreek SAV LLC owned beneficially 195,097, 153,288, 32,483, 8,600, 400, and 19,746 Shares, respectively, representing approximately 2.73%, 2.09%, 0.44%, 0.12%, 0.01%, and 0.27%, respectively, of the Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 409,614 Shares, constituting 5.6% of the 7,322,552 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 409,614 Shares, constituting 5.6% of the 7,322,552 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 409,614 Shares, constituting 5.6% of the 7,322,552 Shares of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 016230104	13D	Page 7 of 9 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 7.1	Letter, dated March 1, 2005, from David R. Jarvis and Malcolm F. MacLean IV to John R. Alexander, Chairman of the Board of Directors of Alico, Inc.*

Exhibit 7.2	Letter, dated March 1, 2005, from David R. Jarvis and Malcolm F. MacLean IV to Douglas D. McKenney, CFA, Director, Listing Qualifications, The Nasdaq Stock Market, Inc.*

Exhibit 7.3	Transactions in Shares During Past 60 Days.

Exhibit 7.4	Joint Filing Agreement, dated as of February 23, 2005, by and among Mercury Real Estate Advisors LLC, a Delaware limited liability company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual.**

*Previously filed with Amendment No. 1 to the Schedule 13D/A on March 1, 2005.

**Previously filed as Exhibit 7.1 to the Schedule 13D on February 23, 2005.

CUSIP No. 016230104	13D	Page 8 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2005	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
Signature

DAVID R. JARVIS

/s/ David R. Jarvis
Signature

CUSIP No. 016230104	13D	Page 9 of 9 pages

Exhibit A

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
4/6/2005	30	52.9200
4/29/2005	17,914	49.1209
5/27/2005	(5,000)	49.7000

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
5/23/2005	(1,760)	48.8743
5/24/2005	(3,200)	49.3067
5/25/2005	(6,960)	48.9693

Silvercrest Real Estate Fund (International)

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
5/2/2005	(1,792)	50.1884
5/16/2005	(3,689)	48.9480
5/18/2005	(1,467)	49.0255
5/18/2005	(1,428)	48.8869
5/19/2005	(175)	49.4879
5/20/2005	(3,125)	49.0235
5/23/2005	(8,505)	49.2915

Silvercrest Real Estate Fund

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
5/2/2005	(408)	50.1884
5/16/2005	(1,311)	48.9479
5/18/2005	(184)	49.0255
5/18/2005	(172)	48.8868
5/19/2005	(325)	49.4879
5/20/2005	(1,000)	49.0235
5/23/2005	(3,370)	49.2915

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
4/13/2005	5,000	51.3988
4/29/2005	7,286	49.1209

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.